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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                SCHEDULE 13E-3
                               (AMENDMENT NO. 5)
                               (FINAL AMENDMENT)

                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             --------------------

                             CITIZENS CORPORATION
                             (Name of the Issuer)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION*
                             CITIZENS CORPORATION
                      (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)
                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                     Notices on Behalf of Filing Persons)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS  02110
                                (617) 951-7000

This statement is filed in connection with (check the appropriate box):
a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the
         Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c.  [X]  A tender offer.
d.  [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE
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
  Transaction Value**                                   Amount of Filing Fee
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   $195,938,925.00                                           $39,187.79
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
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*    On December 14, 1998, Citizens Acquisition Corporation merged with and into Citizens Corporation and, as a result of such merger, ceased to exist as a separate entity.

** For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $33.25 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $39,187.79                    Filing Parties: Allmerica Financial Corporation and
                                                                      Citizens Acquisition Corporation
Form or Registration No.: Schedule 14D-1              Date Filed: November 2, 1998 and November 17, 1998
                          and Amend. No. 2 thereto
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                                 INTRODUCTION

     Allmerica Financial Corporation ("AFC"), Citizens Acquisition Corporation*
(the "Purchaser") and Citizens Corporation ("Citizens") hereby amend and supplement their Rule 13e-3 Transaction Statement (the "Schedule 13E-3") originally filed on November 2, 1998 and as amended, with respect to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens that AFC does not already own. Capitalized terms used herein but not defined are used as defined in the Schedule 13E-3.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 10 of the Schedule 13E-3 is hereby amended and supplemented to add the following:

     On December 14, 1998, the Merger of the Purchaser with and into Citizens was consummated. As a result of the Merger, the purchaser ceased to exist as a separate entity, and Citizens became a wholly-owned indirect subsidiary of AFC.
On December 14, 1998, AFC issued a press release regarding the consummation of the Merger, a copy of which is included as exhibit (d)(11) hereto, and the information contained therein is incorporated by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     On December 15, 1998, Citizens filed a Form 15 Notice of Termination of
Registration with the Securities and Exchange Commission requesting that the registration of the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended, be terminated.

     On December 14, 1998, in connection with the consummation of the Merger, a Notice of Merger was mailed, together with a related Letter of Transmittal, to holders of Shares immediately prior to the effective time of the Merger. The
Notice of Merger and related Letter of Transmittal are filed as Exhibits (d)(12) and (d)(13) hereto, respectively.

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*    On December 14, 1998, Citizens Acquisition Corporation merged with and into
     Citizens Corporation and, as a result of such merger, ceased to exist as a separate entity.

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ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 17 of the Schedule 13E-3 is amended and supplemented to add the following exhibits:

          (d)(11) Press release dated December 14, 1998.

          (d)(12) Notice of Merger dated December 14, 1998.

          (d)(13) Letter of Transmittal dated December 14, 1998.

                                      -3-


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 14, 1998          ALLMERICA FINANCIAL CORPORATION


                              By:          /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:    Edward J. Parry, III
                                  Title:   Vice President, Treasurer and
                                           Chief Financial Officer


                                  CITIZENS ACQUISITION CORPORATION*


                              By:           /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:     Edward J. Parry, III
                                  Title:    President and Treasurer


                                  CITIZENS CORPORATION


                              By:           /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:     Edward J. Parry, III
                                  Title:    Vice President, Treasurer and
                                            Chief Financial Officer

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*    On December 14, 1998, Citizens Acquisition Corporation merged with and into
     Citizens Corporation and, as a result of such merger, ceased to exist as a separate entity.

                                      -4-
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                                 EXHIBIT INDEX

                                    Exhibits
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          (d)(11) Press release dated December 14, 1998.

          (d)(12) Notice of Merger dated December 14, 1998.

          (d)(13) Letter of Transmittal dated December 14, 1998.